UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mastech Digital, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

57633B100

(CUSIP Number)

Sunil Wadhwani

1370 Washington Pike, Suite 400

Bridgeville, PA 15017

(412)-787-9590

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 57633B100

1	NAMES OF REPORTING PERSONS. Sunil Wadhwani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,508,658 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,703,656 (2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,703,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 428,572 shares of Common Stock held by The Revocable Declaration of Trust of Sunil Wadhwani, of which Mr. Wadhwani is the primary beneficiary. Also consists of 1,080,086 shares of Common Stock owned directly by Mr. Wadhwani.

(2)	Consists of 151,666 shares of Common Stock owned directly by Wadhwani Partners No. 1 LP and indirectly by the Reporting Person as majority-in-interest general partner of such partnership and 43,332 shares of Common Stock owned directly by Wadhwani Partners No. 2 LP and indirectly by the Reporting Person as majority-in-interest general partner of such partnership. Also consists of the shares referenced in note (1) above.

(3)	Based on 4,498,579 shares of Common Stock outstanding as of July 13, 2017.

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 (the “Shares”), of Mastech Digital, Inc. a Pennsylvania corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1305 Cherrington Parkway, Building 210, Suite 400, Moon Township, Pennsylvania 15108.

Item 2.	Identity and Background.

(a)     This Schedule 13D is being filed by Sunil Wadhwani (the “Reporting Person”).

(b)     The Reporting Person’s business address is 1370 Washington Pike, Suite 400 Bridgeville, PA 15017.

(c)     The Reporting Person currently serves as the Managing Partner of SWAT Capital Administrator LLC, which has a business address of 1370 Washington Pike, Suite 402, Bridgeville, PA 15017 and which serves as the administrator of two family offices.

(d)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)     During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is the co-founder of the Issuer and has previously reported his ownership interest in the Issuer on Schedule 13G, as last amended on February 17, 2015. The Reporting Person is filing this Schedule 13D because the Reporting Person, as trustee of The Revocable Declaration of Trust of Sunil Wadhwani (the “Trust”), purchased 428,572 shares of the Issuer’s common stock, par value $0.01, at a price of $7.00 per share (the “Transaction”) pursuant to a Securities Purchase Agreement with the Issuer dated July 7, 2017 (the “Purchase Agreement”). The Reporting Person is the primary beneficiary of the Trust. As such, the Reporting Person is deemed to own 37.9% of the issued and outstanding Shares.

An 8-K was filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2017, which included as Exhibit 10.2 a copy of the Purchase Agreement. The funds used to enter into the Purchase Agreement were obtained from the Reporting Person’s personal funds. The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement filed herewith as Exhibit 1.

Item 4.	Purpose of Transaction.

Concurrent with the execution of the Purchase Agreement, the Issuer and certain of its wholly-owned subsidiaries (the “Buyers”) entered into two asset purchase agreements and a share purchase agreement (collectively, the “Acquisition Agreements”) with InfoTrellis, Inc., 2291496 Ontario Inc. and certain of such parties’ owners (collectively, the “Sellers”) pursuant to which the Buyers purchased substantially all of the assets of the Sellers’ business involving consulting services in the areas of master data management, data integration and big data along with all of the issued and outstanding shares of InfoTrellis India Private Limited (the “Acquisition”). The Reporting Person entered into the Purchase Agreement for the purposes of providing the Issuer with capital to partially fund the Acquisition and to provide the Issuer with additional working capital.

The Reporting Person purchased the Shares that he beneficially owns to hold as an investment. Pursuant to the terms of the Purchase Agreement, the Reporting Person has agreed not to sell any Shares owned by the Reporting Person for a period of 180 days beginning on July 13, 2017.

The information contained in the second paragraph of Item 6 relating to the Equity Agreement is hereby incorporated by reference in its entirety into this Item 4.

The foregoing summary of the Acquisition Agreements and the Equity Agreement does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreements filed herewith as Exhibits 2, 3 and 4 and the Equity Agreement filed herewith as Exhibit 6.

Except as specified in the Equity Agreement, the Reporting Person has no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person currently serves as a director and as the Co-Chairman of the Issuer and, as a result, may have influence over the corporate activity of the Issuer, including activity which may relate to or result in one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns 1,703,656 Shares, which represent approximately 37.9% of the issued and outstanding Shares. This percentage calculation is based on a total number of outstanding Shares of 4,498,579 as of July 13, 2017, which number was provided to the Reporting Person by the Issuer.

(b) The Reporting Person has sole voting and sole dispositive power with regard to 1,508,658 of the Shares described in Item 5(a) above. The Reporting Person also has sole dispositive and no voting power with regard to (i) 151,666 of the Shares, which are owned directly by Wadhwani Partners No. 1 LP and indirectly by the Reporting Person as majority-in-interest general partner of such partnership, and (ii) 43,332 of the Shares, which are owned directly by Wadhwani Partners No. 2 LP and indirectly by the Reporting Person as majority-in-interest general partner of such partnership.

(c) The Reporting Person has not engaged in any transactions involving the Shares in the past 60 days, other than those described in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the closing of the Transaction, the Reporting Person, Ashok K. Trivedi (collectively, with the Reporting Person, the “Purchasers”) and the Issuer, entered into a Registration Rights Agreement (the “Registration Agreement”) that, among other things, requires the Issuer, upon the request of either or both Purchasers, to use commercially reasonable efforts to prepare and file a registration statement with the Commission within 45 days of receipt of such a request to register the resale of the Shares by the Purchaser(s) and to use commercially reasonable efforts to have such registration statement declared effective within 90 days after it is filed with the Commission. The Registration Agreement also provides the Purchasers certain piggy-back registration rights for the Shares in the event the Issuer proposes to file certain registration statements with the Commission.

The Issuer and the Purchasers also entered into an Equity Support Commitment Agreement in connection and concurrent with the closing of the Transaction (the “Equity Agreement”) pursuant to which the Purchasers will be required to make certain contributions to the Issuer by purchasing additional Shares if the Buyers have insufficient funds to pay certain deferred amount payments required under the Acquisition Agreements.

The foregoing summaries of the Registration Agreement and the Equity Agreement do not purport to be complete and are qualified in their entirety by reference to the Registration Agreement and the Equity Agreement filed herewith as Exhibits 5 and 6, respectively.

Other than the Registration Agreement and the Equity Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Securities Purchase Agreement by and between Mastech Digital, Inc. and Sunil Wadhwani, as trustee of The Revocable Declaration of Trust of Sunil Wadhwani dated as of July 7, 2017 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 1-34099) filed July 13, 2017)

2.	Asset Purchase Agreement, dated July 7, 2017, by and among Mahmood Abbas, Zahid Naeem, Sachin Wadhwa, InfoTrellis Inc. and Mastech InfoTrellis Digital, Ltd. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 1-34099) filed July 13, 2017)

3.	United States Asset Purchase Agreement, dated July 7, 2017, by and among Mahmood Abbas, Zahid Naeem, Sachin Wadhwa, InfoTrellis Inc. and Mastech InfoTrellis, Inc. (incorporated by reference to Exhibit 2.2 of the Issuer’s Current Report on Form 8-K (File No. 1-34099) filed July 13, 2017)

4.	Share Purchase Agreement, dated July 7, 2017, by and among Mastech Digital Data, Inc., 2291496 Ontario Inc., InfoTrellis India Private Limited, Mastech Digital Private Limited and Kumaran Sasikanthan (incorporated by reference to Exhibit 2.3 of the Issuer’s Current Report on Form 8-K (File No. 1-34099) filed July 13, 2017)

5.	Form of Registration Rights Agreement by and among Mastech Digital, Inc., Ashok K. Trivedi, as trustee of the Ashok K. Trivedi Revocable Trust and Sunil Wadhwani, as trustee of The Revocable Declaration of Trust of Sunil Wadhwani (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 1-34099) filed July 13, 2017)

6.	Form of Equity Support Commitment Agreement by and among Mastech Digital Inc., Ashok Trivedi and Sunil Wadhwani (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 1-34099) filed July 13, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2017

/s/ Sunil Wadhwani
Sunil Wadhwani